
03054293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 26726 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midkiff & Stone Capital Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4808 Palmetto
(No. and Street)

| Bellaire | Texas | 77401 |
|---|---|---|
| (City) | (State) | (Zip Code) |

RECEIVED MAY 30 2003 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. E. Midkiff, III (713)667-290287
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berger, Knoth & Company, P.C.
(Name – *if individual, state last, first, middle name*)

| 750 Summer Street | Stamford | Connecticut | 06901 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 12 2003 THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Morris E. Midkiff, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midkiff & Stone Capital Group, Inc., as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- NONE -

[signature]
Signature

President
Title

[signature]
Notary Public

My commission expires 11 3 04

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2003
WASH. D.C.
187
SECTION

MIDKIFF & STONE CAPITAL GROUP, INC.
(S.E.C. I.D. NO. 8-26726)

FINANCIAL STATEMENTS FOR THE
YEAR ENDED MARCH 31, 2003
AND OPINION OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

BERGER, KNOTH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
STAMFORD, CONNECTICUT

OPINION OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Midkiff & Stone Capital Group, Inc.

We have examined the statement of financial condition of Midkiff & Stone Capital Group, Inc. for the year ended March 31, 2003.

Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the statement of financial condition presents fairly the financial position of Midkiff & Stone Capital Group, Inc. at March 31, 2003, in conformity with generally accepted accounting principles applied on a consistent basis.

Berger, Knoth & Company, P.C.
Certified Public Accountants

May 21, 2003

MIDKIFF & STONE CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

## A S S E T S

| | | |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash | $ 102 | |
| Clearance Account | 10,120 | |
| Accounts Receivable | 2,755 | |
| Investments - At Market | 27,560 | |
| TOTAL ASSETS | | $ 40,537 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts Payable | $ 113 | |
| Commissions Payable | - | |
| Officer Loan | 13,260 | |
| Accrued Expenses and Taxes Payable | 6,563 | |
| Total Current Liabilities | | $ 19,936 |
| STOCKHOLDER'S EQUITY: | | |
| Capital Stock | 1,000 | |
| Retained Earnings | 19,601 | |
| Total Stockholder's Equity | | 20,601 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | | $ 40,537 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Midkiff & Stone Capital Group, Inc. (the "Company") was incorporated and commenced operations on April 23, 1981. The Company is engaged in investment banking, brokerage and investment research activities.

### Furniture and Fixtures

The Company currently leases furniture & fixtures on a month to month basis.

### Investments

Marketable securities consist of stocks. Future dividends are recorded as earned. The cost of the marketable securities sold is determined on the specific identification method. Securities are carried at market value. At March 31, 2003, the cost of investments aggregated $5,088.

### Cash and Equivalents

For purposes of the statement of cash flows, the Company considers all instruments with an original maturity of three months or less to be cash equivalents.

## NOTE 2 - PENSION AND PROFIT SHARING PLAN

The Company has a non-contributory defined contribution pension plan in effect covering substantially all employees. The Company may make annual contributions to the plan up to 10% of compensation of qualified employees. Forfeitures of non-vested benefits occurring during a year are credited against the pension expense for that year.

Total pension expense for the year ended March 31, 2003 was $4,492.

The Company has a profit-sharing plan in effect covering substantially all employees. The Company may make annual contributions to the plan up to 15% of compensation of qualified employees. Forfeitures of non-vested benefits occurring during a year are credited against the profit-sharing expense for that year.

Total profit-sharing expense for the year ended March 31, 2003, was -0-.

MIDKIFF & STONE CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2003

## NOTE 3 - CAPITAL REQUIREMENTS

The Corporation is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. At March 31, 2003, the computation of net capital, minimum net capital and ratio of Aggregate Indebtedness to Net Capital was as follows:

| | | 2003 |
|---|---|---|
| Total Shareholder's Equity | | $ 20,601 |
| Non-allowable Assets and Other Deductions: | | |
| Securities Haircuts | ($ 6,972) | |
| Non-allowable Accounts Receivable | (2,755) | |
| Total | | (9,727) |
| Net Capital | | $ 10,874 |
| Amounts Included in Total Liabilities which Represent Aggregate Indebtedness | | $ 6,676 |
| Minimum Capital Required (the greater of $5,000 or 6 2/3% of aggregate indebtedness) | | $ 5,000 |
| Capital in Excess of Minimum Requirement | | $ 5,874 |
| Ratio of Aggregate Indebtedness to Net Capital | | 61.39% |

Note - There is no material differences between the amounts presented above, based on the accompanying audited financial statements and the Corporation's FOCUS Reports of March 31, 2003. Therefore, no reconciliation is deemed necessary.

The Corporation is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in clause (B) of subparagraph (k)(2) of the Rule.

## NOTE 4 - INCOME TAXES

Income tax expense does not bear the customary relationship (at statutory rates) to income before income taxes, principally because 70% of dividends received are not taxable for Federal income tax purposes.

## NOTE 5 - RELATED PARTY TRANSACTIONS

At March 31, 2003, the Company had the following related party transactions:

| | |
|---|---|
| Note payable - shareholder payable on demand with interest at the current short term interest rates | $ 13,260 |
| Expenses paid out of pocket due shareholder | None |
| Office equipment leased from shareholder | $ 3,120 |

## NOTE 6 - LEASE COMMITMENTS

The Company is currently leasing office equipment on a monthly basis. The Company has no current lease obligation for office space.

## NOTE 7 - REGULATORY EXPENSES

The Company currently pays fees to NASD and various states as regulation and registered personnel fees.

## NOTE 8 - ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## NOTE 9 - CONCENTRATION OF RISK

Accounts on deposit in banks are insured up to the federal limit. Midkiff Capital Group, Inc. accounts on deposit with broker institutions or clearing houses are not federally insured.

## NOTE 10 - OWNERSHIP INTEREST

Company President, M. E. Midkiff, III, sold 2/3 interest effective April 1, 2001. M. E. Midkiff, III repurchased 1/3 of that interest in April 2002. M. E. Midkiff, III held controlling rights for the entire fiscal year.